                                                     Registration No. 333-______


   As filed with the Securities and Exchange Commission on November 12, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6
                        TO REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
       OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                             (Exact Name of Trust)

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                           (Exact Name of Depositor)
                              2727-A Allen Parkway
                           Houston, Texas 77019-2191
         (Complete Address of Depositor's Principal Executive Offices)

                             Pauletta P. Cohn, Esq.
                           Associate General Counsel
                        American General Life Companies
                               2929 Allen Parkway
                           Houston, Texas 77019-2191
                (Name and Complete Address of Agent for Service)

                Title and Amount of Securities Being Registered:
                  An Indefinite Amount of Units of Interest in
                    American General Life Insurance Company
                             Separate Account VL-R
                     Under Variable Life Insurance Policies

Securities Being Offered:  Flexible Premium Variable Life Insurance Policies

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                             SEPARATE ACCOUNT VL-R
                  RECONCILIATION AND TIE BETWEEN ITEMS IN FORM
                           N-8B-2 AND THE PROSPECTUS
                    (PURSUANT TO INSTRUCTION 4 OF FORM S-6)

                             CROSS REFERENCE SHEET

ITEM NO. OF FORM N-8B-2*        PROSPECTUS CAPTION
-----------------------------   ------------------
1                               Additional Information: Separate Account VL-R.
2                               Additional Information: AGL.
3                               Inapplicable.
4                               Additional Information: Distribution of
                                 Policies.
5, 6                            Additional Information: Separate Account VL-R.
7                               Inapplicable.**
8                               Inapplicable.**
9                               Additional Information: Legal Matters.
10(a)                           Additional Information: Your Beneficiary,
                                 Assigning Your Policy.
10(b)                           Basic Questions You May Have: How
                                 will the value of my investment in a Policy
                                 change over time?
10(c)(d)                        Basic Questions You May Have: How
                                 can I change my Policy's insurance
                                 coverage? How can I access my investment in a
                                 Policy? Can I choose the form in which AGL pays
                                 out any proceeds from my Policy? Additional
                                 Information: Payment of Policy Proceeds.
10(e)                           Basic Questions You May Have: Must I invest any
                                 minimum amount in a policy?
10(f)                           Additional Information: Voting Privileges.
10(g)(1), 10(g)(4),             Basic Questions You May Have: To what extent
 10(h)(3), 10(h)(2)              will AGL vary the terms and conditions of the
                                 Policies in particular cases? Additional
                                 Information: Voting Privileges; Additional
                                 Rights That We Have.
10(g)(3), 10(g)(4),
 10(h)(3), 10(h)(4)             Inapplicable.**
10(i)                           Additional Information: Separate Account VL-R;
                                 Tax Effects.
11                              Basic Questions You May Have: How will the value
                                 of my investment in a Policy change over time?
                                Additional Information: Separate Account VL-R.
12(a)                           Additional Information: Separate Account VL-R;
                                 Front Cover.
12(b)                           Inapplicable.**
12(c), 12(d)                    Inapplicable.**
12(e)                           Inapplicable, because the Separate Account
                                 did not commence operations until 1998.
13(a)                           Basic Questions You May Have: What charges will
                                 AGL deduct from my investment in a Policy? What
                                 charges and expenses will the Mutual Funds
                                 deduct from the amounts I invest through my
                                 Policy? Additional Information: More About
                                 Policy Charges.
13(b)                           Illustrations of Hypothetical Policy Benefits.
13(c)                           Inapplicable.**
13(d)                           Basic Questions You May Have: To what extent
                                 will AGL vary the terms and conditions of the
                                 Policy in particular cases?
13(e), 13(f), 13(g)             None.

14                              Basic Questions You May Have: How can I invest
                                 money in a Policy?
15                              Basic Questions You May Have: How can I invest
                                 money in a Policy? How do I communicate with
                                 AGL?
16                              Basic Questions You May Have: How will the value
                                 of my investment in a Policy change over time?

ITEM NO.                        ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
17(a), 17(b)                    Captions referenced under Items 10(c),
                                10(d), and 10(e).
17(c)                           Inapplicable.**
18(a)                           Captions referred to under Item 16.
18(b), 18(d)                    Inapplicable.**
18(c)                           Additional Information: Separate Account VL-R.
19                              Additional Information: Separate Account VL-R;
                                 Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d),
 20(e), 20(f)                   Inapplicable.**
21(a), 21(b)                    Basic Questions You May Have: How can I access
                                 my investment in a Policy? Additional
                                 Information: Payment of Policy Proceeds.
21(c)                           Inapplicable.**
22                              Additional Information: Payment of Policy
                                 Proceeds - Delay to Challenge Coverage.
23                              Inapplicable.**
24                              Basic Questions You May Have; Additional
                                 Information.
25                              Additional Information: AGL.
26                              Inapplicable, because the Separate Account did
                                 not commence operations until 1998.
27                              Additional Information: AGL.
28                              Additional Information: AGL's Management.
29                              Additional Information: AGL.
30, 31, 32, 33, 34              Inapplicable, because the Separate Account did
                                 not commence operations until 1998.
35                              Inapplicable.**
36                              Inapplicable.**
37                              None.
38, 39                          Additional Information: Distribution of the
                                 Policies.
40                              Inapplicable, because the Separate Account did
                                 not commence operations until 1998.
41(a)                           Additional Information: Distribution of
                                 the Policies.
41(b), 41(c)                    Inapplicable**
41,43                           Inapplicable, because the Separate Account did
                                 not commence operations or issue any securities until 1998.
44(a)(1), 44(a)(2), 44(a)(3)    Basic Questions You May Have: How will the value
                                 of my investment in a Policy change over time?
44(a)(4)                        Additional Information: Tax Effects--Our taxes.
44(a)(5), 44(a)(6)              Basic Questions You May Have: What charges will
                                 AGL deduct from my investment in a Policy?
44(b)                           Inapplicable.**
44(c)                           Caption referenced in 13(d) above.

45                              Inapplicable, because the Separate Account did
                                 not commence operations until 1998.
46(a)                           Captions referenced in 44(a) above.
46(b)                           Inapplicable.**
47, 48, 49                      None.
50                              Inapplicable.**
51                              Inapplicable.**
52(a), 52(c)                    Basic Questions You May Have: To what extent can
                                 AGL vary the terms and conditions of the Policy in particular cases? Additional Information:
                                 Additional Rights That We Have.
52(b), 52(d)                    None.
53(a)                           Additional Information: Tax Effects--Our taxes.
53(b), 54                       Inapplicable.**
55                              Illustrations of Hypothetical Policy Benefits.
56-59                           Inapplicable.**

* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account VL-R (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b)(1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.

                        PLATINUM INVESTOR(SM) SURVIVOR
  Last Survivor Flexible Premium Variable Life Insurance Policy (the "Policy")
                                   Issued by
                American General Life Insurance Company ("AGL")

HOME OFFICE:
               (Express Delivery)                  (US Mail)
               2727-A Allen Parkway          Variable Universal Life
               Houston, Texas 77019-2191        Administration
               PHONE:  1-888-325-9315           P.O. Box 4880
                  or   1-713-_________     Houston, Texas 77210-4880
                  FAX: 1-713-________

This booklet is called a "prospectus."

  Investment options. The AGL declared fixed interest account is the fixed investment option for these Policies. You may also use AGL's Separate Account VL-R ("Separate Account") to invest in the following variable investment options and change your selections from time to time:

--------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE              AMERICAN GENERAL SERIES        DREYFUS VARIABLE            MFS VARIABLE INSURANCE
 FUNDS, INC.                         PORTFOLIO COMPANY              INVESTMENT FUND             TRUST
 .AIM V.I. International             .International Equities        .Quality Bond Portfolio     .MFS Emerging Growth
 Equity Fund                         Fund                          .Small Cap Portfolio         Series
 .AIM V.I. Value Fund                .MidCap Index Fund
                                    .Money Market Fund
                                    .Stock Index Fund

A I M Advisors, Inc.*               The Variable Annuity Life      The Dreyfus Corporation*    Massachusetts Financial
                                    Insurance Company*                                         Services Company*
--------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY DEAN WITTER           PUTNAM VARIABLE TRUST         SAFECO RESOURCE             VAN KAMPEN LIFE INVESTMENT
 UNIVERSAL FUNDS, INC.               .Putnam VT Diversified         SERIES TRUST                TRUST
 .Equity Growth Portfolio/1/           Income Fund                  .Equity Portfolio           .Strategic Stock Portfolio
 .High Yield Portfolio/2/             .Putnam VT Growth             .Growth Portfolio
                                      and Income Fund
                                     .Putnam VT International
                                      Growth and Income Fund

/1/Morgan Stanley Dean Witter
Investment  Management Inc.*
/2/Miller Anderson & Sherrerd,       Putnam Investment Management,    SAFECO Asset Management       Van Kampen Asset
LLP*                                 Inc.*                            Company*                      Management Inc.*
-----------------------------------------------------------------------------------------------------------------------------

*The Investment Adviser of the investment option

SEPARATE PROSPECTUSES CONTAIN MORE INFORMATION ABOUT THE MUTUAL FUNDS ("FUNDS" OR "MUTUAL FUNDS") IN WHICH WE INVEST THE ACCUMULATION VALUE THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED INVESTMENT OPTIONS. THE FORMAL NAME OF EACH SUCH FUND IS SET FORTH IN THE CHART THAT APPEARS ABOVE. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. YOU SHOULD ALSO READ THE PROSPECTUS OF THE MUTUAL FUND FOR ANY SUCH INVESTMENT OPTION IN WHICH YOU MAY BE INTERESTED. YOU CAN REQUEST FREE COPIES OF ANY OR ALL OF THE MUTUAL FUND PROSPECTUSES FROM YOUR AGL REPRESENTATIVE OR FROM US AT OUR HOME OFFICE LISTED ABOVE.

  Other choices you have. During the insured persons' lifetimes, you may, within limits, (1) request an increase in the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, and
(4) choose whether your accumulation value under your Policy, upon the last surviving insured person's death, will be added to the insurance proceeds we otherwise will pay to the beneficiary. At the time of purchase, you can decide whether your policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

  Charges and expenses. We deduct charges and expenses from the amounts you invest. These are described beginning on page___.

  Right to return. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund you the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted. To exercise your right to return your Policy, you must mail it directly to the Home Office address shown on the first page of this prospectus or return it to the AGL representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the above-listed investment options as you have chosen. Any additional premium we receive during the 15-day period will also be invested in the money market division and allocated to the investment options at the same time as your initial net premium.

  We have designed this prospectus to provide you with information that you should have before investing in the Policies. It also contains information that will be helpful to you in exercising the various options you have once you own a Policy. Please read this prospectus carefully and keep it for future reference.

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE POLICIES ARE NOT AVAILABLE IN ALL STATES.

  THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.

                    THIS PROSPECTUS IS DATED _____________.

                            GUIDE TO THIS PROSPECTUS

  This prospectus contains information that you should know before you purchase a Platinum Investor(SM) Survivor variable life policy ("Policy") or exercise any of your rights or privileges under a Policy. The Policy is based on the lives of two persons. We call each person a contingent insured. We pay the death benefit proceeds upon the death of the last surviving contingent insured.

  Basic Information. Here are the page numbers in this prospectus where you may find answers to most of your questions:


                                                                             PAGE TO SEE IN
                                                                             THIS PROSPECTUS
                                                                             ---------------
BASIC QUESTIONS YOU MAY HAVE
----------------------------
 .  How can I invest money in a Policy?.........................................
 .  How will the value of my investment in a Policy change over time?...........
 .  What charges will AGL deduct from my investment in a Policy?................
 .  What charges and expenses will the Mutual Funds deduct from amounts I invest through my Policy?.......................................
 .  What is the amount of insurance ("death benefit")
     that AGL pays when the last surviving contingent insured dies?............
 .  What is joint equal age?....................................................
 .  Must I invest any minimum amount in a Policy?...............................
 .  How can I change my Policy's investment options?............................
 .  How can I change my Policy's insurance coverage?............................
 .  What additional rider benefits and Policy options might I select?...........
 .  How can I access my investment in a Policy?.................................
 .  Can I choose the form in which AGL pays
     out proceeds from my Policy?..............................................
 .  To what extent can AGL vary the terms and conditions of the Policy in particular cases?......................................................
 .  How will my Policy be treated for income tax purposes?......................
 .  How do I communicate with AGL?..............................................

  Illustrations of a hypothetical Policy. Starting on page ___, we have included some examples of how the values of a sample Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your AGL representative will also provide you with a similar sample illustration that is more tailored to your own circumstances and wishes.

  Additional information. You may find the answers to any other questions you have under "Additional Information" beginning on page___ or in the form of our Policy. A table of contents for the "Additional Information" portion of this prospectus also appears on page ___. You can obtain copies of our form of Policy from (and direct any other questions to) your AGL representative or our Home Office (shown on the first page of this prospectus).

  Financial statements. We have included certain financial statements of AGL. These begin on page Q-1.

  Special words and phrases. The Index of Words and Phrases that appears at the back of this prospectus will tell you on what page you can read more information about many of the words and phrases that we use.

BASIC QUESTIONS YOU MAY HAVE

How can I invest money in a Policy?

  Premium payments. We call the payments you make in a Policy "premiums" or "premium payments." The amount we require as your initial premium varies depending on the specifics of your Policy and the contingent insureds. We can refuse to accept a subsequent premium payment that is less than $25 monthly or $300 annually. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Upon receipt, we will allocate your premium payments to the available investment options you have chosen, assuming your right to return the Policy (described on page 2 above) has expired.

  Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under "Your death benefit" beginning on page __ and "Tax Effects" beginning on page __. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties.

  Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value.
In such case, we may refuse to accept an additional premium if the contingent insureds do not provide us with adequate evidence that they continue to meet our requirements for issuing insurance.

  Ways to pay premiums. You may pay premiums by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "American General Life Insurance Company," or "AGL." Premiums after the initial premium must be sent directly to our Home Office. We also accept premium payments by bank draft, wire or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Home Office shown on the first page of this prospectus.

  Dollar cost averaging. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and is not guaranteed.

  Under dollar cost averaging, we automatically make transfers of your accumulation value from the money market investment option to one or more of the other variable investment options that you choose. You tell us whether you want these transfers to be made monthly, quarterly, semi-annually or annually. We make the transfers as of the end of the valuation period that contains the day of the month that you select other than the 29th, 30th or 31st day of the month. (The term "valuation period" is described on page __.) You must have at least

$5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the money market option becomes exhausted. You cannot use dollar cost averaging at the same time you are using automatic rebalancing.

  Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each investment option under your Policy to correspond to your then current premium allocation designation. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. The date automatic rebalancing occurs will be based on the date of issue of your Policy. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing. Rebalancing ends upon your request. You cannot use automatic rebalancing at the same time you are using dollar cost averaging.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

  Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page __ under "Premium tax charge" and "Deductions from each premium payment." We invest the rest in one or more of the investment options listed in the chart on the first page of this prospectus. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your "accumulation value."

  Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Mutual Fund. Over time, your accumulation value in any such investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your accumulation value will also be reduced by certain charges that we deduct. We describe these charges beginning on page __ under "What charges will AGL deduct from my investment in a Policy?"

  You can review other important information about the Mutual Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from our Home Office shown on the first page of this prospectus.

  We invest any accumulation value you have allocated to our declared fixed interest account option as part of our general assets. We credit a fixed rate of interest on that accumulation value, which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%. Although this interest increases the amount of any accumulation value that you have in our declared fixed interest account option, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page ___. The "daily charge" described on page ___ and the charges and expenses of the Mutual Funds discussed on pages ___ - ___ below do not apply to our declared fixed interest account option.

  Policies are "non-participating." You will not be entitled to any dividends from AGL.

WHAT CHARGES WILL AGL DEDUCT FROM MY INVESTMENT IN A POLICY?

  Premium tax charge. We deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range from .75% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return.

  Other deductions from each premium payment. After we deduct premium tax from your premium payment, we will deduct 6.5% of the remainder on all premiums received during the first 10 years. Thereafter we will deduct 3% of each premium, after deducting premium taxes. Your Policy refers to all of these deductions as a Premium Expense Charge.

  Daily charge. We will deduct a daily charge at an annual effective rate of .40% of your accumulation value that is then being invested in any of the variable investment options. After a Policy has been in effect for 10 years, however, we intend to reduce this rate to an annual effective date of .20%. We do not guarantee to make this reduction, however. Since the Policies were first offered only in the year 2000, the reduction has not yet taken effect under any outstanding Policies.

  Flat monthly charge. We will deduct $12 from your accumulation value each month for the first five Policy years. After a Policy has been in effect for five years, we intend to reduce this charge to $6. We only guarantee to reduce the charge to $10, however. Since the Policies were first offered only in the year 2000, no reduction of this charge has yet taken effect under any outstanding Policies.

  Monthly charge per $1,000 of specified amount. We also deduct this charge monthly from your accumulation value. The dollar amount of this charge changes whenever there is any change in your Policy's specified amount. (We describe the specified amount under "Your specified amount of insurance" on page ___.) This charge varies according to the ages and the premium classes of the contingent insureds. This charge is a maximum of ___ for each $1000 of specified amount. The actual amount of this charge for your Policy will be shown on page 4B of your Policy.

  Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable before reduction by policy loans if the last surviving contingent insured died on that date and (b) the then total accumulation value under the Policy.

For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge.

  For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower for insured persons in most age and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

  In general, the longer you own your Policy, the higher the cost of insurance rate will be as the contingent insureds grow older. Our cost of insurance rates also are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same contingent insureds.

  Also our cost of insurance rates will generally be lower if one or both of the insured persons is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users than tobacco users. Contingent insureds who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policy.

  Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select certain additional benefit riders. These are described beginning on page __, under "What additional rider benefits and Policy options might I select?"

  Surrender Charge. The Policies have a surrender charge that applies for a maximum of the first 10 Policy years (and for a maximum of the first 10 Policy years after any requested increase in the Policy's base coverage). We will apply the surrender charge only to the base coverage portion of the specified amount. The surrender charge applies if you reduce or surrender the initial amount of base coverage. The surrender charge also applies if you reduce or surrender any increase you make in the base coverage.

  The amount of the surrender charge depends on the ages and other insurance characteristics of the contingent insureds. The maximum amount of your Policy's surrender charge will be shown on pages __ and __ of the Policy. It may initially be as high as $60 per $1,000 of base amount or as low as $0 per $1,000 of base amount (or any increase in the base amount).

  We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy's base coverage portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the base amount that is canceled. This includes any decrease that results from any requested partial surrender or change in death benefit option.

See "Partial Surrender" beginning on page ___ and "Change in death benefit option" beginning on page ___.

  Transaction Fee. We will charge a $25 transaction fee for each partial surrender you make.

  Transfer fee.  We may charge a $25 transfer fee for each transfer between
investment options that exceeds 12 each Policy Year.   This charge will be
deducted from the investment options in the same ratio as the requested transfer.

  Charge for taxes. Although we don't currently do so, we can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value.

  For a further discussion regarding the charges we will deduct from your investment in a Policy, see "More About Policy Charges" on page ___.

  Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in proportion to the amount of accumulation value you then have in each investment option.

WHAT CHARGES AND EXPENSES WILL THE MUTUAL FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY POLICY?

  Each Mutual Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any accumulation value that you have invested in that Fund. These charges and expenses for 1998 were as shown in the table that follows. Current and future fees and expenses may vary from fiscal year 1998 fees and expenses.

[TO BE UPDATED BY AMENDMENT]

THE MUTUAL FUNDS' ANNUAL EXPENSES/1/  (as a percentage of average net assets)

                                                          FUND                                              TOTAL FUND
                                                       MANAGEMENT                    OTHER FUND             OPERATING
                                                      FEES (AFTER                OPERATING EXPENSES      EXPENSES (AFTER
                                                        EXPENSE       12B-1        (AFTER EXPENSE            EXPENSE
                   NAME OF FUND                      REIMBURSEMENT)    FEES        REIMBURSEMENT)         REIMBURSEMENT)
                   ------------                      --------------   ------   -----------------------   ----------------
     The following funds of AIM VARIABLE
     INSURANCE FUNDS, INC.:/1/
          AIM V.I. International Equity Fund                  0.75%                     0.16%                 0.91%
          AIM V.I. Value Fund                                 0.61%                     0.05%                 0.66%

     The following funds of AMERICAN GENERAL
     SERIES PORTFOLIO COMPANY:/1/
          International Equities Fund                         0.35%                     0.05%                 0.40%
          MidCap Index Fund                                   0.32%                     0.04%                 0.36%
          Money Market Fund                                   0.50%                     0.04%                 0.54%
          Stock Index Fund                                    0.27%                     0.04%                 0.31%

     The following funds of DREYFUS VARIABLE
     INVESTMENT FUND:/1/
          Quality Bond Portfolio                              0.65%                     0.08%                 0.73%
          Small Cap Portfolio                                 0.75%                     0.02%                 0.77%

     The following series of MFS VARIABLE
     INSURANCE TRUST:/1/
          MFS Emerging Growth Series                          0.75%                     0.10%                 0.85%

     The following portfolios of MORGAN
     STANLEY DEAN WITTER UNIVERSAL FUNDS, INC.:/1/
          Equity Growth Portfolio/2/                          0.09%                     0.76%                 0.85%
          High Yield Portfolio/2/                             0.15%                     0.65%                 0.80%

                                                          FUND                                              TOTAL FUND
                                                       MANAGEMENT                    OTHER FUND             OPERATING
                                                      FEES (AFTER                OPERATING EXPENSES      EXPENSES (AFTER
                                                        EXPENSE       12B-1        (AFTER EXPENSE            EXPENSE
                   NAME OF FUND                      REIMBURSEMENT)    FEES        REIMBURSEMENT)         REIMBURSEMENT)
                   ------------                      --------------   ------   -----------------------   ----------------
The following portfolios of PUTNAM VARIABLE
TRUST: Class "IB" Funds:

  Putnam VT Diversified Income Fund/3/                    0.50%        0.11%             0.08%                 0.69%
  Putnam VT Growth and Income Fund/3/                     0.35%        0.11%             0.03%                 0.49%
  Putnam VT International Growth
     and Income Fund/3/                                   0.59%        0.11%             0.14%                 0.84%

The following portfolios of SAFECO
RESOURCE SERIES TRUST:/1/

  Equity Portfolio                                        0.74%                          0.04%                 0.78%
  Growth Portfolio                                        0.74%                          0.06%                 0.80%

The following portfolio of VAN KAMPEN
LIFE INVESTMENT TRUST/1/

  Strategic Stock Portfolio/2/                            0.00%                          0.65%                 0.65%

/1/ The Mutual Funds' advisers or administrators have entered into arrangements under which they pay certain amounts to AGL. The fees do not have a direct relationship to the Mutual Funds' Annual Expenses, and do not increase the amount of charges you pay under your Policy. (See "Certain Arrangements.")

/2/ For the Funds indicated, management fees and other expenses as shown for fiscal year 1998 would have been the percentages shown below without certain voluntary expense reimbursements from the investment adviser. Current and future fees and expenses may vary from the fiscal year 1998 fees and expenses.

                                    Management      Other          Total
                                       Fees       Expenses    Annual Expenses
                                    -----------   ---------   ----------------
MORGAN STANLEY DEAN WITTER
  UNIVERSAL FUNDS, INC
      Equity Growth Portfolio             0.55%       0.76%              1.31%
      High Yield Portfolio                0.50%       0.65%              1.15%
VAN KAMPEN LIFE INVESTMENT
  TRUST
     Strategic Stock Portfolio            0.50%       0.75%              1.25%

No other Funds received any such reimbursements.

/3/ The prospectus for Putnam Variable Trust under "Distribution Plans" discusses this 12b-1 fee.

WHAT IS THE AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT AGL PAYS WHEN THE LAST SURVIVING CONTINGENT INSURED DIES?

  Your specified amount of insurance. In your application to buy a Platinum Investor Survivor Policy, you tell us how much life insurance coverage you want on the lives of the contingent insureds. We call this the "specified amount" of insurance. The specified amount consists of what we refer to as "base coverage" plus any "supplemental coverage" you select. We also provide a guaranteed minimum death benefit equal to the initial specified amount. We provide more information about the specified amount and the guaranteed minimum death benefit beginning on page _____ under "More About the Death Benefit" and under "Monthly guarantee premiums," beginning on page _____. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

  Your death benefit. The death benefit we will pay is reduced by any outstanding Policy loans (plus any unearned loan interest). You also choose whether the death benefit we will pay is

  . Option 1--The specified amount on the date of the last surviving contingent insured's death; or

  . Option 2--The specified amount on the date of the last surviving contingent insured's death plus the Policy's accumulation value as of the date of death.

  Under Option 2, your death benefit will tend to be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will tend to be higher under Option 1 than under Option 2.

  Any premiums we receive after the death of the last surviving contingent insured's death will be returned and not included in your accumulation value.

  Federal tax law requires a minimum death benefit in relation to cash value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the "guideline premium test" and the "cash value accumulation test." You must elect one of these tests at issuance, and, once elected, the choice may not be changed. Factors you should consider in making this choice are discussed below.

  The "guideline premium test" limits the amount of premiums paid under a Policy at any time to a certain amount which depends on the size of the Policy and the age and gender of the contingent insureds. Therefore, the maximum premiums you can pay are generally more limited under this test than under the cash value
accumulation test.   The other major difference between the two tax tests
involves the Policy's "alternative death benefit." The alternative death benefit is calculated as shown in the tables set out below. During any time when the alternative death benefit works out to be more than the Option 1 or Option 2 death benefit you have chosen, we would automatically deem the death benefit to be such higher amount.

As illustrated in the tables below, choosing the cash value accumulation test for tax law compliance generally makes it more likely that an alternative minimum death benefit will apply. Therefore, if you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the alternative death benefit may cause your Policy's death benefit to be higher if you choose that test than if you choose the guideline premium test. To the extent that the alternative death benefit does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also tend to be higher. (This compensates us for the additional risk that we might have to pay the higher alternative death benefit.)

  If you have selected the guideline premium test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by the following percentages:

       SPECIMEN ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                   OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                       SELECT THE GUIDELINE PREMIUM TEST)

 YOUNGER
CONTINGENT
INSURED'S
  AGE*    40    45     50     55    60     65     70     75     100

   %     250%  215%   185%   150%  130%   120%   115%   105%   100%

*Nearest birthday at the beginning of the Policy year in which the last surviving contingent insured dies. We use the younger contingent insured's age for this purpose even if the younger contingent insured is the first to die.

      If you have selected the cash value accumulation test, we calculate the alternative death benefit by multiplying your Policy's accumulation value by a percentage that will be set forth on page __ of your Policy. The percentage varies based on the insurance characteristics of the contingent insureds.
Below is an example of applicable alternative death benefit percentages for the cash value accumulation test. The example is for a male non-tobacco user and a female non-tobacco user both preferred premium class and age 55.

       SPECIMEN ALTERNATIVE BASIC DEATH BENEFITS AS A PERCENTAGE MULTIPLE
                   OF POLICY ACCUMULATION VALUE (ASSUMING YOU
                    SELECT THE CASH VALUE ACCUMULATION TEST)

POLICY
YEAR         1      2       3       5      10       20      30      40      45

   %      _____%  _____%  _____%  _____%  _____%  _____%  _____%  _____%  _____%

WHAT IS JOINT EQUAL AGE?

     Your Policy has been issued on the basis of a joint equal age. Joint equal age is a calculation that blends the ages and insurance risks of the contingent insureds. We use the joint equal age in the Policy to help determine some of the
charges under the Policy.   We determine the joint equal age by using the
contingent insureds' individual ages nearest their birthdays, with an adjustment which is a function of:

    .  the age of each contingent insured;

    .  the gender of each contingent insured; and

    .  the premium class of each contingent insured.

  We show the joint equal age as of the date of issue on the Policy's schedule page. The attained joint equal age increases one year on each Policy anniversary. The attained joint equal age continues to increase after the first death of a contingent insured.

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

  Planned periodic premiums. Page 3 of your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to pay. Our current practice is to bill quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure your Policy's cash surrender value stays above zero or that the guaranteed minimum death benefit (described below) remains in effect ("Cash surrender value" is explained under "Full surrender" on page __.) The less you invest, the more likely it is that your Policy's cash surrender value could fall to zero, as a result of the deductions we periodically make from your accumulation value.

  Policy lapse and reinstatement. If your Policy's cash surrender value falls to an amount insufficient to cover the monthly charges, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we do not receive your payment by the end of the grace period, your Policy will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy "reinstated," you must do this within 5 years (or, if earlier, before the Policy's maturity date), and you must present evidence that each contingent insured who was living when the Policy lapsed is still living and meets our requirements for issuing coverage. Also, you will have to pay at least the amount of premium that we estimate will keep your Policy in force for two months, as well as pay or reinstate any indebtedness. In the Policy, you will find additional information about the values and terms of a Policy after it is reinstated.

  Monthly guarantee premiums. Page 3 of your Policy will specify a "Guaranteed Minimum Death Benefit Monthly Premium." If you pay these guarantee premiums, we will provide an Option 1 death benefit, even if your policy's cash surrender value has declined to zero, and even if you have selected Option 2 as the death benefit for your Policy.

  We call this our "guaranteed minimum death benefit," and here are its terms and conditions. On the first day of each Policy month that the cash surrender value is not sufficient to pay the monthly deduction, we check to see if the cumulative amount of premiums paid under the Policy (less any withdrawals), less any Policy loans, is at least equal to the sum of the monthly guarantee premiums for all Policy months to date, including the Policy month then starting.
(Policy months are measured from the "Date of Issue" that will also be shown on page 3 of the Policy.) So long as at least this amount of premium payments has been paid by the beginning of that Policy month, the Policy will not enter a grace period or terminate (i.e., lapse) because of insufficient cash surrender value, unless the guaranteed minimum death benefit has terminated as discussed in the paragraph immediately below.

  If the Policy does terminate following a grace period, or if you surrender the Policy, the guaranteed minimum death benefit terminates as well. We change the monthly guarantee premium whenever

  .  We approve any request you make to increase your Policy's specified amount.

  .  You request any decrease in specified amount.

  . We approve any application you make after your Policy is issued for an additional rider benefit or any increase in a rider benefit.

  .  You request removal or decrease of a rider benefit.

     Once the guaranteed minimum death benefit terminates for any reason, it can never be restored or reinstated, even if the Policy itself continues or is reinstated. At any time before your guaranteed minimum death benefit terminates, however, you may pay any monthly guarantee premiums that you have not yet paid to date and thereby continue to have the protection that the guarantee affords.

     The amount of premiums that must be paid to maintain the guaranteed minimum death benefit will be increased by the cumulative amount of any loans (including any loan increases to pay interest) and partial surrenders you have taken from your Policy.

     HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

     Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

     Transfers of existing accumulation value. You may also transfer your existing accumulation value from one investment option under the Policy to another. The first 12 transfers in a year are free of charge. We will charge you $25 for each additional transfer. You may make transfers from the variable investment options at any time. You may make transfers from the declared fixed interest account during the 60-day period beginning each Policy anniversary, and we will not honor such a request that we receive at any other time. The amount that you can transfer each year is limited to 25% of the unloaned accumulation value you have in the declared fixed interest account as of the Policy anniversary.

     Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $500. See "Additional Rights That We Have" on page __.

     Market Timing. The Policy is not designed for professional market timing organizations or other entities using programmed and frequent transfers. We reserve the right at any time and without prior notice to any party to terminate, suspend, or modify our policies or procedures regarding telephone requests or to stop permitting telephone requests altogether.

     HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

     Increase in coverage. At any time while both contingent insureds are living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that both contingent insureds continue to meet our requirements for issuing insurance coverage.

     We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the ages and premium classes of the contingent insureds at the time of the increase. Also, a new amount of surrender charge applies to any amount of the increase that you request as base (rather than supplemental) coverage. This amount is the same as it would be if we were instead issuing the same amount of base coverage as a new Platinum Investor Survivor Policy. You can increase base coverage and supplemental coverage in any ratio.

     Decrease in coverage. After the first Policy year, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the specified amount cannot be less than the greater of (i) $100,000, and (ii) any minimum amount which, in view of the amount of premiums you have paid, is necessary for the Policy to continue to meet the Federal tax law definition of life insurance. We will apply a reduction in specified amount proportionately against the specified amount provided under the original application and any specified amount increases. We will reduce base and supplemental coverages proportionately. We will deduct from your accumulation value any remaining surrender charge that is associated only with any amount of base coverage that is canceled in this way. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

     Change of death benefit option. You may at any time request us to change your coverage from death benefit Option 1 to 2 or vice-versa.

  . If you change from Option 1 to 2, we also automatically reduce your Policy's specified amount of insurance by the amount of your Policy's accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. We will take the reduction proportionately from each component of the Policy's specified amount.

  . If you change from Option 2 to 1, we automatically increase your Policy's specified amount by the amount of your Policy's accumulation value.

  Tax consequences of changes in insurance coverage. Please read "Tax Effects" starting on page __ of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

  Effect of changes in insurance coverage on guaranteed minimum death benefit. Most types of change in coverage will result in termination of our guarantee that, if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your policy's cash surrender value declines to zero. The details of this guarantee are discussed under "Monthly guarantee premiums," beginning on page __.

WHAT ADDITIONAL RIDER BENEFITS AND POLICY OPTIONS MIGHT I SELECT?

  You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures as in effect from time to time. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits.

  Four Year Term Rider

  . This rider provides an additional death benefit equal to the Policy's initial specified amount. This additional benefit will be paid if both contingent insureds die during the first four Policy years.

  Maturity Extension Rider

  . This rider permits you to extend the Policy's maturity date beyond what it otherwise would be. The rider provides for a death benefit after the original maturity date that is equal to the accumulation value on the date of the last surviving contingent insured's death. With this rider, all accumulation value that is in the separate account can remain there. There is no charge for this rider.

  . No additional premium payments, new loans, or Policy changes will be allowed after the original maturity date.

  .  You cannot revoke this rider after you have elected it.

  . Extension of the maturity date beyond the younger contingent insured's age 100 may result in the current taxation of increases in your Policy's accumulation value as a result of interest or investment experience after that time. You should consult a qualified tax adviser before making such an extension.

  Return of Premium Rider

  . You may purchase this rider only as of the date of issue and only if you have selected death benefit Option 1.

  . This rider provides an increase in the death benefit equal to all premiums you have paid including premiums for any riders, minus the sum of:

     1.  all partial surrenders; and

     2.  any outstanding policy loan (plus any unearned loan interest).

Single Life Annually Renewable Term Insurance Rider

  . This rider allows you to provide term single life insurance on the life of either or both of the contingent insureds. We will pay a death benefit upon the death of the contingent insured on whose life you purchased the rider. The death benefit is in addition to any death benefit we pay under the Policy.

  . You cannot purchase this rider on the life of a contingent insured if the premium class for that contingent insured is uninsurable.

Terminal Illness Rider

  . You might recognize this rider as an "accelerated death benefit" or "living benefit" rider. This rider provides for a benefit to be requested if the Policy's last surviving contingent insured is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. The maximum amount you may receive under this rider before the last surviving contingent insured's death is 50% of the death benefit payable under the Policy (excluding any rider benefits) or, if less, $250,000. The amount of benefits paid under the rider, plus an administrative fee (not to exceed $250), plus interest on these amounts to the next Policy anniversary becomes a "lien" against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. Any time the total lien, plus any other Policy loans, exceeds the Policy's then current death benefit, the Policy will terminate without further value. The cash surrender value of the Policy also will be reduced by the amount of the lien.

Exchange Option

  . This option is not a rider. You as the owner of the Policy have the right at any time while both contingent insureds are living to request that the Policy be split into two separate policies, insuring each of the contingent insureds under new, single life policies. In order for you to exercise this option, neither contingent insured could have the "uninsurable" premium class when the original Policy was issued.

  . You can choose the amount of coverage on each policy, as long as the total equals the death benefit amount of the Policy. We will transfer the cash surrender value of the Policy, after paying off any outstanding loan, to the new policies in the same proportion as the new face amounts are to each other.

  . The new policies are subject to underwriting based on our established procedures. This option requires that both contingent insureds are found to be insurable.

  . The new policies can be any flexible or level premium whole life policy or endowment plan we would ordinarily issue when the option is exercised.

  . You can choose to exchange without underwriting only if the contingent insureds divorce, the Federal unlimited marital deduction is repealed, or there is a reduction of at least 50% of the tax rate in the maximum Federal estate bracket. However, in the case of divorce, the divorce decree must have been final at least 24 months before the exchange. In these situations, the original Policy's specified amount and cash surrender value will be split equally between the two new policies.

  .  The Policy terminates when we issue the new policies.

  . Under each of the new policies, if the insured commits suicide within the first two policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid on the Policy insuring the deceased person to the time of death minus any outstanding policy loans (plus any unearned loan interest) and partial surrenders.

  . A few states do not permit this option. Please ask your AGL representative if you reside in one of these states.

  .  There is no additional charge for this option or its exercise.

HOW CAN I ACCESS MY INVESTMENT IN A POLICY?

  Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned interest, and less any surrender charge that then applies. We call this amount your "cash surrender value."

  Partial surrender. You may, at any time after the first Policy year, make a partial surrender of your Policy's cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy's accumulation value by the amount of your withdrawal and any related charges.

  If the Option 1 death benefit is then in effect, we also will reduce your Policy's specified amount by the amount of such withdrawal and charges. We will take any such reduction proportionately from each component of the Policy's specified amount and deduct any remaining surrender charge that is associated with any portion of specified amount that is canceled. We do not allow partial surrenders that would reduce the specified amount below $100,000.

  You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

  There is a $25 transaction fee for each partial surrender you make.

  Exchange of Policy in Certain States. Certain states require that a policy owner be given the right to exchange the Policy for a fixed benefit life insurance policy, within either 18 or 24 months from the date of issue. This right is subject to various conditions imposed by the states and us. In such states, this right has been more fully described in your Policy or related endorsements to comply with the applicable state requirements.

  Policy loans. You may at any time borrow from us an amount equal to your Policy's cash surrender value less the interest that will be payable on your loan through your next Policy anniversary. This rule is not applicable in all states.

  We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the declared fixed interest account as collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of 4.50% during the first 10 Policy years and 4.25% thereafter. Loan interest is payable annually, on the Policy anniversary, in advance, at a rate of 4.31% for loans you make during the first 10 Policy years and 4.08% for loans you make thereafter. These are equivalent to the effective annual rates of 4.50% and 4.25%, respectively. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

  You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

  You may repay all or part (but not less than $10 unless it is the final payment) of your loan at any time before the death of the last surviving contingent insured while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from our declared fixed investment account option. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (plus any unearned loan interest) will be deducted from the proceeds we pay following the last surviving contingent insured's death.

  Preferred loan interest rate. We will credit a higher interest rate on an amount of the collateral securing Policy loans taken out after the first 10 Policy years. The maximum amount of new loans that will receive this preferred loan interest rate for any year is:

  . 10% of your Policy's accumulation value (which includes any loan collateral we are holding for your Policy loans) at the beginning of the Policy year; or

  .  if less, your Policy's maximum remaining loan value at that anniversary.

We intend to set the rate of interest we credit to your preferred collateral amount equal to the loan interest rate you are paying, resulting in a zero net cost of borrowing for that amount. We have full discretion to vary the preferred rate, provided that it will always be greater than or equal to the rate we are then crediting in connection with regular Policy loans, and will never be less than an effective annual rate of 4.25%. Because we first began offering the Policies in the year 2000, we have not yet declared a preferred loan interest rate for any outstanding Policy.

  Maturity of your Policy. If the last surviving contingent insured is still living on the "Maturity Date" shown on page 3 of your Policy, we will automatically pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the younger contingent insured's 100th birthday.

Can I choose the form in which AGL pays out the proceeds from my Policy?

  Choosing a payment option. You may choose to receive the full proceeds from the Policy as a single sum. This includes proceeds that become payable upon the death of the last surviving contingent insured, full surrender or the maturity date. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

  .  Option 1--Equal monthly payments for a specified period of time.

  . Option 2--Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

  . Option 3--Equal monthly payments for the payee's life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee's request, the annuity rates that we then are using.

  .  Option 4--Proceeds left to accumulate with interest.

  Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

  Within 60 days after the last surviving contingent insured's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

  Interest rates that we credit under each option will be at least 3%.

  Change of payment option. You may change any payment option you have elected at any time while the Policy is in force and before the start date of the payment option.

  Tax impact. If a payment option is chosen, you or your beneficiary may have tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN AGL VARY THE TERMS AND CONDITIONS OF THE POLICY IN PARTICULAR CASES?

  Listed below are some variations we may make in the terms and conditions of a Policy. Any variations will be made only in accordance with uniform rules that we establish.

  Underwriting and premium classes. We have five premium classes, and also combinations of the premium classes, we use to decide how much the monthly insurance charges under any particular Policy will be: select, preferred, standard, special, and uninsurable. They are each described in your Policy.

  The term "uninsurable" is used in a special way when we issue a Policy. "Uninsurable" describes a person proposed to become insured under a Policy who would not pass our requirements to be insured under one of our policies that insures only one life. Under some conditions a person who is uninsurable can become a contingent insured under a Policy. The other contingent insured cannot be uninsurable.

  Policies purchased through "internal rollovers." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with a Policy. Not all types of other insurance we issue are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

  State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

  Variations in expenses or risks. AGL may vary the charges and other terms of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

  Generally, death benefit paid under a Policy is not subject to income tax, and earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy's accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

  Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

  For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page__.

HOW DO I COMMUNICATE WITH AGL?

  When we refer to "you," we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

  General. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office.

  The following requests must be made in writing and signed by you:

  .  transfer of accumulation value;

  .  loan;

  .  full surrender;

  .  partial surrender;

  .  change of beneficiary or contingent beneficiary;

  .  change of allocation percentages for premium payments;

  .  loan repayments or loan interest payments;

  .  change of death benefit option or manner of death benefit payment;

  .  changes in specified amount;

  . addition or cancellation of, or other action with respect to, election of a payment option for Policy proceeds;

  .  tax withholding elections; and

  .  telephone transaction privileges.

You should mail or express these requests to our Home Office at the appropriate address shown on the first page of this prospectus. You should also communicate notice of each contingent insured's death, and related documentation, to our Home Office.

  We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Home Office or from your AGL representative. Each communication must include your name, Policy number and the names of both contingent insureds. We cannot process any requested action that does not include all required information.

     Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone transfer. Also, if, due to malfunction or other circumstances, your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-________________.

ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS
[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

     To help explain how our Policy works, we have prepared the following tables:

                                                            PAGE TO
                                                          SEE IN THIS
                                                           PROSPECTUS
                                                          -----------
  Death Benefit Option 1--Current Charges
  Death Benefit Option 1--Guaranteed Maximum Charges

     The tables show how death benefits, accumulation values, and cash surrender values ("Policy benefits") under a sample Policy would change over time if the investment options had constant hypothetical gross annual investment returns of 0%, 6% or 12% over the years covered by each table. The tables are for a male non-tobacco user and female non-tobacco user both preferred premium class and age 55. A single premium payment of $________ for an initial $________ of specified amount of coverage is assumed to be paid at issue. The illustrations assume no Policy loan has been taken. As illustrated, this Policy would not be classified as a modified endowment contract (See "Tax Effects" in Additional Information for further discussion).

  The tables show a sample Policy with 100% base coverage only. A Policy with supplemental coverage at current charges will over time have lower monthly insurance charges and a higher accumulation value. Your AGL representative can provide you with Policy illustrations specific to you, showing how your selection can affect your Policy values under different assumptions.

  Although the tables below do not include an example of a Policy with an Option 2 death benefit, such a Policy would have higher death benefits and lower cash surrender values.

  Separate tables are included to show both current and guaranteed maximum charges. The charges assumed in the following tables include:

  . a charge for state premium tax assumed to be 2.0% (for both current and guaranteed maximum charges);

  . after we deduct premium taxes, a deduction from the remainder of each premium payment of 6.5% for each premium we receive during the first 10 Policy years; and 3% thereafter after deducting premium taxes;

  . a daily charge for the first 10 Policy years at an annual effective rate of .40% (for both current and guaranteed maximum charges);

  . a daily charge after 10 Policy years at an annual effective rate of .20% and .40% for current and guaranteed maximum charges, respectively;

  . a monthly administration fee of $12 for the first five Policy years (for both current and guaranteed maximum charges);

  . a monthly administration fee after the first five Policy years of $6 and $10 for current and guaranteed maximum charges, respectively;

  . a monthly charge for each $1,000 of specified amount of _______ (for both current and guaranteed maximum charges); and

  . the current monthly insurance charge and guaranteed maximum monthly insurance charges for current charges and guaranteed maximum charges, respectively.

     The charges assumed by both the current and guaranteed maximum charge tables also include Mutual Fund expenses of ____% of aggregate Mutual Fund assets, which is the arithmetic average of the advisory fees payable with respect to each Mutual Fund, after all reimbursements, plus the arithmetic average of all other operating expenses of each such Fund after all reimbursements, as reflected on pages __ and __ of this prospectus. We expect the reimbursement arrangements to continue in the future. If the reimbursement arrangements were not currently in effect, the arithmetic average of Mutual Fund expenses would equal __% of aggregate Mutual Fund assets.

     Individual illustrations. On request, we will furnish you with a comparable illustration based on your Policy's characteristics. If you request illustrations more than once in any Policy year, we may charge $25 for the illustration.

                          PLATINUM INVESTOR SURVIVOR

[To be updated by Pre-effective amendment.]


SINGLE PREMIUM $________           INITIAL SPECIFIED AMOUNT $_________
                                   DEATH BENEFIT OPTION 1

MALE AND FEMALE, AGE 55
NON-TOBACCO USERS, PREFERRED PREMIUM CLASS
ASSUMING CURRENT CHARGES

                      Death Benefit                   Accumulation Value               Cash Surrender Value
End of         Assuming Hypothetical Gross        Assuming Hypothetical Gross      Assuming Hypothetical Gross
Policy         Annual Investment Return of        Annual Investment Return of      Annual Investment Return of
Year           0.0%       6.0%       12.0%        0.0%       6.0%       12.0%      0.0%        6.0%      12.0%
1
2
3
4
5
6
7
8
9
10

15

20

  THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR
FREQUENCIES.

  THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

                           PLATINUM INVESTOR SURVIVOR

[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT.]


SINGLE PREMIUM $________   INITIAL SPECIFIED AMOUNT $________
                           DEATH BENEFIT OPTION 1

MALE AND FEMALE, AGE 55
NON-TOBACCO USERS, PREFERRED PREMIUM CLASS
ASSUMING GUARANTEED CHARGES

                    Death Benefit              Accumulation Value              Cash Surrender Value
End of      Assuming Hypothetical Gross      Assuming Hypothetical Gross      Assuming Hypothetical Gross
Policy      Annual Investment Return of      Annual Investment Return of      Annual Investment Return of
Year         0.0%      6.0%      12.0%       0.0%        6.0%     12.0%       0.0%        6.0%       12.0%

1
2
3
4
5
6
7
8
9
10

15

20

  THE VALUES WILL CHANGE IF PREMIUMS ARE PAID IN DIFFERENT AMOUNTS OR
FREQUENCIES.

  THE INVESTMENT RESULTS ARE AN EXAMPLE ONLY AND ARE NOT A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN.

ADDITIONAL INFORMATION

  A general overview of the Policy appears at pages___ - ___ . The additional information that follows gives more details, but generally does not repeat what is set forth above.


                                                              PAGE TO
                                                            SEE IN THIS
CONTENTS OF ADDITIONAL INFORMATION                          PROSPECTUS
----------------------------------                          -----------
AGL
Separate Account VL-R
Tax Effects
Voting Privileges
Your Beneficiary
Assigning Your Policy
More About Policy Charges
Effective Date of Policy and Related Transactions
More About the Death Benefit
More About Our Declared Fixed Interest Account Option
Distribution of the Policies
Payment of Policy Proceeds
Adjustments to Death Benefit
Additional Rights That We Have
Performance Information
Our Reports to Policy Owners
AGL's Management
Principal Underwriter's Management
Legal Matters
Independent Auditors
Actuarial Expert
Services Agreement
Certain Potential Conflicts
Year 2000 Considerations

   Special words and phrases. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page __, which follows all of the financial pages). That index will tell you on what page you can read more about many of the words and phrases that we use.

AGL

  We are American General Life Insurance Company ("AGL"). AGL is a stock life insurance company organized under the laws of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation (formerly American General Insurance Company), a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Policies are AGL's, and American General Corporation has no legal obligation to back those commitments.

  AGL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. AGL's membership in IMSA applies only to AGL and not its products.

SEPARATE ACCOUNT VL-R

  We hold the Mutual Fund shares in which any of your accumulation value is
invested in Separate Account VL-R.   Separate Account VL-R is registered as a
unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on May 6, 1997 under Texas law.

  For record keeping and financial reporting purposes, Separate Account VL-R is divided into __ separate "divisions," 17 of which correspond to the 17 variable investment options available since the inception of the Policy. The remaining __ divisions represent investment options available under other variable life policies we offer. We hold the Mutual Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option.

  The assets in Separate Account VL-R are our property. The assets in Separate Account VL-R would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their accumulation value to Separate Account VL-R. Our other creditors could reach only those Separate Account VL-R assets (if any) that are in excess of the amount of our reserves and other contract liabilities under the Policies with respect to Separate Account VL-R.

TAX EFFECTS

  This discussion is based on current federal income tax law and interpretations. It assumes that the policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

  General. The Policy will be treated as "life insurance" for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") and (b) for as long as the investments made by the underlying Mutual Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements and that:

  . the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

  . increases in your Policy's accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

  Although AGL believes that the Policies are in compliance with Section 7702 of the Code, the manner in which Section 7702 should be applied to certain features of a last survivor life insurance policy is not directly addressed by
Section 7702. In the absence of final regulations or other guidance issued under Section 7702, there is necessarily some uncertainty whether survivor life insurance policies, like the Platinum Investor Survivor Policies, will meet the
Section 7702 definition of a life insurance contract.

  The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

  Testing for modified endowment contract status. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

  Whenever there is a "material change" under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy's specified amount of coverage, and certain other changes.

  If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount resulting from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in exchange for a modified endowment contract will also be considered a modified endowment contract.

  Other effects of Policy changes. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy.

  Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the last surviving contingent insured's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the loan generally will not be tax deductible.

  After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

  On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

  Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while any contingent insured is still living will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial surrender. Any such distributions will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

  A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions:

  .  to taxpayers 59 1/2 years of age or older;

  .  in the case of a disability (as defined in the Code); or

  . received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

  If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

  Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

  Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

  Taxation of Exchange Option. You can split the policy into two other single life insurance policies under some circumstances. A policy split could have adverse tax consequences if it is not treated as a nontaxable exchange under
Section 1035 of the Code. This could include, among other things, recognition as taxable income an amount up to any gain in the Policy at the time of the exchange.

  Diversification. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the last surviving contingent insured died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Mutual Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Mutual Funds, we will enter into agreements with them requiring the Mutual Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

  In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Mutual Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R.

  Estate and generation skipping taxes. If the last surviving contingent insured is the Policy's owner, the death benefit under the Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the last surviving contingent insured, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. The federal estate tax is integrated with the federal gift tax under a unified rate schedule and unified credit. The Taxpayer Relief Act of 1997 gradually raises the credit to $1,000,000. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

  As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

  The particular situation of each policy owner, contingent insured or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

  Life insurance in split dollar arrangements. The IRS has released a technical advice memorandum ("TAM") on the taxability of insurance policies used in certain split dollar arrangements. A TAM provides advice as to the internal revenue laws, regulations, and related statutes with respect to a specified set of facts and a specified taxpayer. In the TAM, among other things, the IRS concluded that an employee was subject to current taxation on the excess of the cash surrender value of the policy over the premiums to be returned to the employer. Purchasers of life insurance policies to be used in split dollar arrangements are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from such an arrangement.

  Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

  The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant's gross income. This cost (generally referred to as the "P.S. 58" cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant's beneficiary, then the excess of the death benefit over the policy's accumulation value will not be subject to federal income tax. However, the policy's accumulation value will generally be taxable to the extent it exceeds the participant's cost basis in the policy. The participant's cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan.

  There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

  Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the contingent insureds' consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

  ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

  Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

  We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

  Certain Mutual Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

  When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

  In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

  Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

  We are the legal owner of the Funds' shares held in Separate Account VL-R. However, you may be asked to instruct us how to vote the Fund shares held in the various Mutual Funds and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

  We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through Separate Account VL-R.

  If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

  In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

YOUR BENEFICIARY

  You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of either contingent insured. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the last surviving contingent insured dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

  You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

MORE ABOUT POLICY CHARGES

  Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

  . mortality risks (such as the risk that contingent insureds will, on average, die before we expect, thereby increasing the amount of claims we must pay);

  . investment risks (such as the risk that adverse investment performance will make it more difficult for us to reduce the amount of our daily charge for revenues below what we anticipate);

  . sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

  . regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and

  . expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

  The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the last surviving contingent insured dies.

  If the charges that we collect from the Policy exceed our total costs in connection with the Policy, we will earn a profit. Otherwise we will incur a loss.

  Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge or charge increase for any purpose.

  Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer the Platinum Investor Survivor Policy for sale in situations which, under current law, require gender-neutral premiums or benefits.

  Cost of insurance rates. Because of specified amount increases, different cost of insurance rates may apply to different increments of specified amount under your Policy. If so, we attribute your accumulation value first to the oldest increments of specified amount to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page __.

  Certain Arrangements. Each of the distributors or advisers of the Mutual Funds listed on page __ of this prospectus makes certain payments to us, on a quarterly basis, for certain administrative, Policy, and policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit. These amounts are paid by the distributors or the advisers, and will not be paid by the Mutual Funds, the divisions or Policy owners. No payments have yet been made under these arrangements, because the number of Policies issued does not require a payment.

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

  Valuation dates, times, and periods. We generally compute values under a Policy on each day that the New York Stock Exchange is open for business except, with respect to any investment option, days on which the related Mutual Fund does not value its shares. We call each such day a "valuation date" or a "business day."

  We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

  Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

  Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and, if so, what the contingent insureds' premium classes should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the contingent insureds' health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 provided the contingent insureds meet certain medical and risk requirements. The terms and conditions of this coverage are described in our "Limited Temporary Life Insurance Agreement." You can obtain a copy from our Home Office by writing to the address shown on the first page of this prospectus or from your AGL representative.

  Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign an appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "date of issue." Policy months and years are measured from the date of issue. To preserve a younger age at issue for the contingent insureds, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

  Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly deduction days."

  Commencement of investment performance. We begin to credit an investment return to the accumulation value resulting from your initial premium payment on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been satisfied, including underwriting approval and receipt in the Home Office of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

  Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

  . Increases you request in the specified amount of insurance, reinstatements of a Policy that has lapsed, and changes in death benefit option take effect on the Policy's monthly deduction day on or next following our approval of the transaction;

  . We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

  . If you exercise the right to return your Policy described on the second page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your AGL representative; and

  . If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. We will not apply this procedure to premiums you pay in connection with reinstatement requests.

MORE ABOUT THE DEATH BENEFIT

  Base coverage and supplemental coverage. The amount of insurance coverage you select at the time you apply to purchase a Policy is called the specified amount. The specified amount is the total of two types of coverage: your "base coverage" and "supplemental coverage," if any, that you select. You decide how much base coverage and how much supplemental coverage you want, as long as the total is not less than the minimum of $100,000 and at least 10% of the total initially is base coverage. There is no limit on additional supplemental coverage you can purchase. You can choose to have only base coverage. You can use the mix of base and supplemental coverage to emphasize your own objectives. Here are the features about supplemental coverage that differ from base coverage:

  .  There are no surrender charges;

  . The monthly insurance charge for supplemental coverage is always equal to or less than the monthly insurance charge for an equivalent amount of base coverage; and

  . We do not collect the monthly charge for each $1,000 of specified amount that is attributable to supplemental coverage.

Generally, if you choose supplemental coverage instead of base coverage, you will reduce your total charges and increase your accumulation value on a current charge basis. The more supplemental coverage you elect, the greater will be the amount of the reduction in charges and increase in accumulation value, on a current charge basis. Policy owner objectives differ. Therefore, before deciding how much, if any, supplemental coverage you should have, you should discuss with your AGL representative what you believe to be your own objectives. Your representative can provide you with further information and Policy illustrations showing how your selection of base and supplemental coverage can affect your Policy values under different assumptions.

MORE ABOUT OUR DECLARED FIXED INTEREST ACCOUNT OPTION

  Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's declared fixed interest account option. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account or our declared fixed interest account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our declared fixed interest account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

  How we declare interest. We can at any time change the rate of interest we are paying on any accumulation value allocated to our declared fixed interest account option, but it will always be at an effective annual rate of at least 4%.

  Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our declared fixed interest account option. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our declared fixed interest account option will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

DISTRIBUTION OF THE POLICIES

  American General Securities Incorporated ("AGSI") is the principal underwriter of the Policies. AGSI is a wholly-owned subsidiary of AGL. AGL, in turn, is a wholly-owned subsidiary of American General Corporation ("American General"). AGSI's principal office is at 2727 Allen Parkway, Houston, Texas 77019. AGSI was organized as a Texas corporation on March 8, 1983 and is a registered broker-dealer under the Securities Exchange Act of 1934, as amended ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). AGSI is also the principal underwriter for AGL's Separate Accounts A and D, Separate Accounts USL VA-R and USL VL-R of The United States Life Insurance Company in the City of New York ("USL"), and Separate Account E of American General Life Insurance Company of New York ("AGNY"). USL is an affiliate of AGL and AGNY is a wholly-owned subsidiary of AGL. These separate accounts are registered investment companies. AGSI, as the principal underwriter, is not paid any fees on the Policies.

  We and AGSI have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

  We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. AGSI also has its own registered representatives who will sell the Policies, and we will pay compensation to AGSI for these sales.

  The compensation payable to broker-dealers or banks for sales of the Policies may vary with the sales agreement, but is generally not expected to exceed:

  .  90% of the premiums paid in the first Policy year up to a "target" amount;

  . 3% of the premiums not in excess of the target amount paid in each of Policy years two through 10;

  . 3% of all premiums in excess of the target amount received in any of Policy years one through 10;

  .  2% of all premiums paid in each Policy year after Policy year 10; and

  . .20% of the Policy's accumulation value (reduced by any outstanding loans) in the investment options after Policy year one.

  The target amount is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. For this purpose, we exclude any supplemental coverage and, therefore, the target premium is reduced proportionately by the amount of supplemental coverage.

  The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

  We pay a comparable amount of compensation to the broker-dealers or banks with respect to any increase in the specified amount of coverage that you request.
In addition, we may pay broker-dealers or banks expense allowances, bonuses, wholesaler fees and training allowances.

  We pay the compensation directly to AGSI or any other selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described on page ___. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

  We sponsor a non-qualified deferred compensation plan ("Plan") for our insurance agents. Some of our agents are registered representatives of AGSI and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

PAYMENT OF POLICY PROCEEDS

  General. We will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

  Delay of declared fixed interest account option proceeds. We have the right, however, to defer payment or transfers of amounts out of our declared fixed interest account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

  Delay for check clearance. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

  Delay of Separate Account VL-R proceeds. We reserve the right to defer payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

  . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted;

  . an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the accumulation value; or

  .  the SEC by order permits the delay for the protection of owners.

  Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

  Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

  . We cannot challenge the Policy after it has been in effect, during either contingent insured's lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in some other way.)

  . We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during either contingent insured's lifetime.

Adjustments to Death Benefit

  Suicide. If either contingent insured commits suicide during the first two Policy years, we will limit the death benefit proceeds to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

  A new two year period begins if you increase the specified amount. You can increase the specified amount only if both contingent insureds are living at the time of the increase. In this case, if either contingent insured commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

  Some states require that we compute these periods for noncontestability differently following a suicide.

  Wrong age or gender. If the age or gender of either contingent insured was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

  Death during grace period. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

ADDITIONAL RIGHTS THAT WE HAVE

  .  We have the right at any time to:

  . transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

  . transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

  . end the automatic rebalancing feature if your accumulation value falls below $5,000;

  .  change the underlying Mutual Fund that any investment option uses;

  . add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another;

  . operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

  .  change our underwriting and premium class guidelines;

  . operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

  . make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

  You will be notified as required by law if there are any material changes in the underlying investments of an investment option that you are using. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek policy owner approval.

Performance Information

  From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

  We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Funds in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges.

  We may compare a division's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL's financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

  Performance information for any division reflects the performance of a hypothetical Policy and is not illustrative of how actual investment performance would affect the benefits under your Policy. You should not consider such performance information to be an estimate or guarantee of future performance.

Our Reports to Policy Owners

   Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, accumulation value, cash surrender value and policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change.

AGL's Management

   The directors, executive officers, and (to the extent responsible for variable life operations) the other principal officers of AGL are listed below.

Name                        Business Experience Within Past Five Years
----                        ------------------------------------------

Rodney O. Martin, Jr.  Senior Chairman of the Board of American General Life
                       Insurance Company since April 1999 and a Director since August 1996. President and CEO (August 1996-July 1998). President of American General Life Insurance Company of New York (November 1995-August 1996). Vice President Agencies, with Connecticut Mutual Life Insurance Company, Hartford, Connecticut (1990-1995).

Donald W. Britton      Director and Vice Chairman of the Board of American
                       General Life Insurance Company since April 1999.
                       President of First Colony Life, Lynchburg, Virginia
                       (1966 - April 1997) and Executive Vice President of First
                       Colony Life (1992 - 1996).

Ronald H. Ridlehuber   Director, President and Chief Executive Officer of
                       American General Life Insurance Company since July 1998.
                       Senior Vice President and Chief Marketing Officer of
                       Jefferson-Pilot Life Insurance Company in Greensboro,
                       North Carolina (1993-1998).

David A. Fravel        Director of American General Life Insurance Company since
                       November 1996. Elected Executive Vice President in April
                       1998. Previously held position of Senior Vice President of American General Life Insurance Company since November
                       1996. Senior Vice President of Massachusetts Mutual,
                       Springfield, Missouri (March 1996-June 1996); Vice
                       President, New Business, Connecticut Mutual Life
                       Insurance Company, Hartford, Connecticut (December 1978-
                       March 1996).

Robert F. Herbert, Jr. Director, Senior Vice President and Treasurer of American
                       General Life Insurance Company since May 1996, and Controller since February 1991.

Royce G. Imhoff, II    Director, Senior Vice President and Chief Marketing
                       Officer for American General Life Insurance Company since
                       November 1997. Previously held various positions with American General Life Insurance Company including Vice
                       President since August 1996 and Regional Director since
                       1992.

John V. LaGrasse       Director and Chief Systems Officer of American General
                       Life Insurance Company since August 1996. Elected
                       Executive Vice President in July 1998. Previously held position of Senior Vice President of American General
                       Life Insurance Company (August 1996). Director of
                       Citicorp Insurance Services, Inc., Dover, Delaware (1986-
                       1996).

Gary D. Reddick        Director of American General Life Insurance Company since
                       October 1998. Elected Executive Vice President in April
                       1998. Vice Chairman since July 1997 and Executive Vice
                       President-Administration of The Franklin Life Insurance
                       Company since February 1995. Senior Vice President-
                       Administration of American General Corporation (October
                       1994-February 1995). Senior Vice President for American
                       General Life Insurance Company (September 1986-October
                       1994).

Thomas M. Zurek      Director and Executive Vice President of American General
                     Life Insurance Company since April 1999. Elected Secretary in July 1999 and General Counsel in December 1998.
                     Previously held various positions with American General
                     Life Insurance Company including Senior Vice President since December 1998 and Vice President since October 1998.
                     In February 1998 named as Senior Vice President and Deputy
                     General Counsel of American General Corporation. Attorney
                     Shareholder with Nyemaster, Goode, Voigts, West, Hansell &
                     O'Brien, Des Moines, Iowa (June 1992 - February 1998).

Paul L. Mistretta    Executive Vice President of American General Life Insurance
                     Company since July 1999. Senior Vice President of First
                     Colony Life Insurance, Lynchburg, Virginia (1992 - July
                     1999).

Brian D. Murphy      Executive Vice President of American General Life Insurance
                     Company since July 1999. Previously held position of Senior
                     Vice President-Insurance Operations of American General
                     Life Insurance Company since April 1998. Vice President-
                     Sales, Phoenix Home Life, Hartford, CT (January 1997-April
                     1998). Vice President of Underwriting and Issue, Phoenix
                     Home Life (July 1994-January 1997). Various positions with
                     Mutual of New York, Syracuse, NY, including Agent, Agency
                     Manager, Marketing Life and Disability Income Underwriting
                     Management, (1978-July 1994).

Wayne A. Barnard     Senior Vice President of American General Life Insurance
                     Company since November 1997. Previously held various positions with American General Life Insurance Company including Vice President since February 1991.

Robert M. Beuerlein  Senior Vice President and Chief Actuary of American General
                     Life Insurance Company since September 1999. Previously held position of Vice President of American General Life Insurance Company since December 1998. Director, Senior Vice President and Chief Actuary of The Franklin Life Insurance Company, Springfield, Illinois (January 1991 - June 1999).

David J. Dietz       Senior Vice President - Corporate Markets Group of American
                     General Life Insurance Company since January 1999.
                     President and Chief Executive Officer - Individual
                     Insurance Operations of The United States Life Insurance
                     Company in the City of New York since September, 1997.
                     President of Prudential Select Life, Newark, New Jersey
                     (August 1990 -September 1997).

Barbara J. Fossum    Senior Vice President of American General Life Insurance
                     Company since July 1999. Previously held position of Vice
                     President of American General Life Insurance Company since
                     1988.

Ross D. Friend       Senior Vice President and Chief Compliance Officer of
                     American General Life Insurance Company since July 1998.
                     Senior Vice President and General Counsel of The Franklin
                     Life Insurance Company, Springfield, Illinois (August
                     1996 -July 1998). Attorney-in-Charge for The Prudential
                     Insurance Company, Jacksonville, Florida (July 1995 -
                     August 1996). Chief Legal Officer for Confederation Life
                     Insurance, Atlanta, Georgia (1982 - June 1995).

William Guterding    Senior Vice President of American General Life Insurance
                     Company since April 1999. Senior Vice President and Chief
                     Underwriting Officer of The United States Life Insurance
                     Company in the City of New York since October, 1980.

F. Paul Kovach, Jr.  Senior Vice President-Broker Dealers for American General
                     Life Insurance Company since August 1997. President and Director of American General Securities Incorporated since October 1994. Vice President of Chubb Securities Corporation, Concord, New Hampshire, (February 1990-October
                     1994).

Simon J. Leech       Senior Vice President-Houston Service Center for American
                     General Life Insurance Company since July 1997. Previously held various positions with American General Life Insurance
                     Company since 1981, including Director of Policy Owners'
                     Service Department in 1993, and Vice President-Policy
                     Administration in 1995.

JoAnn Waddell        Senior Vice President - Human Resources for American
                     General Life Insurance Company since October 1998. Vice
                     President - Human Resources for American General
                     Corporation (1995 - October 1998) and Director, Corporate
                     Personnel of American General Corporation (1993 - 1995).

Don M. Ward          Senior Vice President-Variable Products-Marketing of
                     American General Life Insurance Company since February
                     1998. Vice President of Pacific Life Insurance Company,
                     Newport Beach, CA (1991-February 1998).

   The principal business address of each person listed above is our Home Office; except that the street number for Messrs. Ridlehuber, Fravel, LaGrasse, Martin, Reddick, Britton, Mistretta and Zurek is 2929 Allen Parkway, the street number for Messrs. Kovach, Ward and Friend is 2727 Allen Parkway, the street number for Messrs. Dietz and Guterding is 125 Maiden Lane, New York, New York and the street number for Ms. Fossum is #1 Franklin Square, Springfield, Illinois.

PRINCIPAL UNDERWRITER'S MANAGEMENT

The directors and principal officers of the principal underwriter are:

                                                    Position and Offices
                                                      with Underwriter,
Name and Principal                                    American General
Business Address                                  Securities Incorporated
------------------                                -----------------------
F. Paul Kovach, Jr.                        Director and Chairman,
American General Securities Incorporated   President and Chief Executive Officer
2727 Allen Parkway
Houston, TX 77019

Royce G. Imhoff, II                        Director
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

Rodney O. Martin, Jr.                      Director and Vice Chairman
American General Life Companies
2929 Allen Parkway
Houston, TX 77019

Donald W. Britton                          Director
American General Life Companies
2929 Allen Parkway
Houston, TX  77019

Michael M. Nicholson                       Director
Franklin Financial Services
#1 Franklin Square
Springfield, IL  62713

John A. Kalbaugh                           Vice President -
American General Life Companies            Chief Marketing Officer
2727 Allen Parkway
Houston, TX 77019

Robert M. Roth                             Vice President -
American General Securities Incorporated   Administration and Compliance,
2727 Allen Parkway                         Treasurer and Secretary
Houston, TX  77019

Julie A. Cotton                            Assistant Secretary
American General Life Companies
2727 Allen Parkway
Houston, TX  77019

Robert F. Herbert, Jr.                     Assistant Treasurer
American General Life Companies
2727-A Allen Parkway
Houston, Texas 77019

K. David Nunley                            Assistant Associate Tax
Officer
2727-A Allen Parkway
Houston, TX 77019

LEGAL MATTERS

  We are not involved in any legal proceedings that would be considered material with respect to a policy owner's interest in Separate Account VL-R. Pauletta P. Cohn, Esquire, Associate General Counsel of the American General Life Companies, an affiliate of AGL, has opined as to the validity of the Policies.

INDEPENDENT AUDITORS

  The financial statements of AGL included in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere in this prospectus. Such financial statements have been included in this prospectus in reliance upon the reports of Ernst & Young LLP given upon the authority of such firm as experts in accounting and auditing. Ernst & Young LLP is located at One Houston Center, 1221 McKinney, Suite 2400, Houston, Texas 77010-2007.

ACTUARIAL EXPERT

  Actuarial matters have been examined by Robert M. Beuerlein who is Senior Vice President and Chief Actuary of AGL. His opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

SERVICES AGREEMENT

  American General Life Companies ("AGLC") is party to an existing general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Pursuant to this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Policies.

CERTAIN POTENTIAL CONFLICTS

  The Mutual Funds sell shares to separate accounts of insurance companies (and may sell in the future, certain qualified plans), both affiliated and not affiliated with AGL. We currently do not foresee any disadvantages to you arising out of such sales. Differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict. For example, violation of the federal tax laws by one separate account investing in the Funds could cause the contracts funded through another separate account to lose their tax-deferred status, unless remedial action were taken. However, each Mutual Fund has advised us that its board of trustees (or directors) intends to monitor events to identify any material irreconcilable conflicts that possibly may arise and to determine what action, if any, should be taken in response. If we believe that a Fund's response to any such event insufficiently protects our policy owners, we will see to it that appropriate action is taken to do so as well as report any material irreconcilable conflicts that we know exist to each Mutual Fund as soon as a conflict arises. If it becomes necessary for any separate account to replace shares of any Mutual Fund in which it invests, that Fund may have to liquidate securities in its portfolio on a disadvantageous basis.

YEAR 2000 CONSIDERATIONS [TO BE UPDATED BY AMENDMENT OR DELETED IN ITS
ENTIRETY.]

Internal Systems. Our ultimate parent, American General Corporation ("AGC"), has numerous technology systems that are managed on a decentralized basis. AGC's Year 2000 readiness efforts have been performed by its key business units with centralized oversight. Each business unit, including AGL, has executed a plan to minimize the risk of a significant negative impact on its operations.

While the specifics of the plans varied, the plans included the following activities: (1) perform an inventory of the company's information technology and non-information technology systems; (2) assess which items in the inventory may expose us to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will function into the next century as they do currently; and (5) return the systems to operations.

As of June 30, 1999, these activities had been substantially completed, making our critical systems Year 2000 ready. We will continue to test our systems throughout 1999 to maintain Year 2000 readiness. In addition, we currently are developing plans for the century transition, which will restrict systems modifications from November 1999 through January 2000, create rapid response teams to address problems, and limit vacations for key technical personnel.

Third Party Relationships. We have relationships with various third parties who must also be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) us and include organizations with which we exchange information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that we exercise less, or no, control over such parties' Year 2000 readiness.

We assessed and mitigated the risks associated with the potential failure of third parties to achieve Year 2000 readiness. Our activities included the following: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. As of June 30, 1999, these activities have been substantially completed. Where necessary, critical third party dependencies have been included in our contingency plans. Due to the various stages of Year 2000 readiness for these critical third-party dependencies, the company's testing activities related to critical third parties will extend throughout 1999.

Contingency Plans. We have undertaken contingency planning to reduce the risk of Year 2000-related business failures. The contingency plans, which address both internal systems and third party relationships, included the following activities: (1) evaluate the consequences of failure of critical business processes with significant exposure to Year 2000 risk; (2) determine the probability of a Year 2000-related failure for those critical processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for critical processes that rank high in consequence and probability of failure; and (4) complete the applicable contingency plans. As of June 30, 1999, these activities have been substantially completed. The contingency plans will continue to be tested and updated throughout 1999.

Risks and Uncertainties. Based on the Year 2000 readiness of internal systems, century transition plans, plans to deal with third party relationships, and contingency plans, we believe that we will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on our future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and we are not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to our failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, failure of contingency plans to reduce Year 2000-related business failures, or other unforseen circumstances in completing our plans, the Year 2000 issues could have a material adverse impact on the our operations following the turn of the century.

Costs. Through June 30, 1999, we have incurred, and anticipate that we will continue to incur, costs relative to achieving and maintaining Year 2000 readiness. The cost of activities related to Year 2000 readiness has not had a material adverse effect on our results of operations or financial condition. In addition, we have elected to accelerate the planned replacement of certain systems as part of the Year 2000 plans. Costs of the replacement systems are being capitalized and amortized over their useful lives, in accordance with our normal accounting policies. None of the costs associated with Year 2000 readiness are passed to divisions of the Separate Account.

FINANCIAL STATEMENTS

  The financial statements of AGL contained in this prospectus should be considered to bear only upon the ability of AGL to meet its obligations under the Policies. They should not be considered as bearing upon the investment experience of Separate Account VL-R. No financial statements of Separate Account VL-R are included because, at the date of this prospectus, none of the Divisions of Separate Account VL-R were available under the Policies.

                                                           PAGE TO
CONSOLIDATED FINANCIAL STATEMENTS OF                     SEE IN THIS
AMERICAN GENERAL LIFE INSURANCE COMPANY                  PROSPECTUS
---------------------------------------                  -----------

[To be filed by pre-effective amendment]

INDEX OF WORDS AND PHRASES

     This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                                     PAGE TO
                                                   SEE IN THIS
DEFINED TERM                                       PROSPECTUS
------------                                       ------------

accumulation value
AGLC
AGL
amount at risk
automatic rebalancing
base coverage
basis
beneficiary
cash surrender value
cash value accumulation test
close of business
Code
contingent insured
cost of insurance rates
daily charge
date of issue
death benefit
declared fixed interest account option
dollar cost averaging
full surrender
Fund
guideline premium test
guaranteed minimum death benefit
investment option
joint equal age
lapse
last surviving contingent insured
loan, loan interest
maturity, maturity date
modified endowment contract
monthly deduction day
monthly guarantee premium
monthly insurance charge
Mutual Fund
option 1, 2
partial surrender
payment option
planned periodic premium
Policy

                                                    PAGE TO
                                                  SEE IN THIS
DEFINED TERM                                       PROSPECTUS
------------                                      -----------

Policy loan
Policy month, year
premium payments
reinstate, reinstatement
SEC
separate account
Separate Account VL-R
seven-pay test
specified amount
surrender
telephone transactions
transfers
uninsurable
valuation date, period
variable investment option

  We have filed a registration statement relating to Separate Account VL-R and the Policy with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's Website at http://www.sec.gov or main office in Washington, D.C. You will have to pay a fee for the material.

  You should rely only on the information contained in this prospectus or sales materials we have approved. We have not authorized anyone to provide you with information that is different. The policies are not available in all states. This prospectus is not an offer in any state to any person if the offer would be unlawful.

PART II

(OTHER INFORMATION)


UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

     American General Life Insurance Company's Bylaws provide in Article VII,
Section 1 for indemnification of directors, officers and employees of the Company.

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

     American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

CONTENTS OF REGISTRATION STATEMENT
----------------------------------

This Registration Statement contains the following papers and documents:

The facing sheet.
Cross-Reference Table.
Prospectus, consisting of ___ pages of text, plus __ financial pages of American
  General Life Insurance Company.
The undertaking to file reports.
The Rule 484 undertaking.
Representation pursuant to Section 26(e)(2)(A).
The signatures.
Written Consents of the following persons:
     (a) Pauletta P. Cohn, Associate General Counsel of
            American General Life Companies
     (b) American General Life Insurance Company's actuary
     (c)  Independent Auditors

Independent Auditors

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

         (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

         (2)            Not applicable.

         (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective January 15, 1999. (12)

         (3)(b)         Form of Selling Group Agreement. (6)

         (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

         (4)            Not applicable.

         (5) Form of the "Platinum Investor Survivor" Variable Universal Life Insurance Policy (Policy Form No. 99206). (Filed herewith)

         (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

         (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

         (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

         (7)            Not applicable.

         (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

         (8)(a)(ii) Amendment Three to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 2000. (12)

         (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (10)

         (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998, with Schedule B providing for Policy as of July 1, 2000. (12)

         (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

         (8)(c)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

         (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

         (8)(d)(ii) Amendment Three to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998. (12)

         (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

         (8)(e)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (11)

         (8)(e)(iii) Amendment Six to Participation Agreement Among Morgan Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated. (12)

         (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

         (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (6)

         (8)(g)(ii) Amendment Three to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of January 1, 2000. (12)

         (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

         (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

         (8)(h)(iii) Amendment Five to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company, and American General Securities Incorporated. (12)

         (8)(i) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

         (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (12)

         (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (12)

         (8)(l) Form of Administrative Service Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (12)

         (8)(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-
                        3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

         (8)(n)         Administrative Services Agreement dated as of
                        June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

         (8)(o)(i)      Administrative Services Agreement dated as of
                        August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

         (8)(o)(ii) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company to the Dreyfus Corporation effective as of December 1, 1998. (4)

         (9)            Not applicable.

         (10)(a)        Multiple Insured Life Insurance Application - Part A.
                        (Filed herewith)

         (10)(b)        Multiple Insured Life Insurance Application - Part B.
                        (Filed herewith)

         (10)(c) Medical Exam Form Life Insurance Application. (Filed herewith)

         (10)(d) Variable Universal Life Insurance Supplemental Application. (Filed herewith)

         (10)(e)        Product specific Service Request Form.  (Filed herewith)


     Other Exhibits

         2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (12)

         2(b) Opinion and Consent of American General Life Insurance Company's actuary. (12)

         3              Not applicable.

         4              Not applicable.

         5              Financial Data Schedule. (Not applicable)

         6              Consent of Independent Auditors. (12)

         7              Powers of Attorney.  (Included in the signature pages)

         27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9 /Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10 /Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company on February 12, 1998.

/11 /Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company on August 25, 1999.

/12/ To be filed by Amendment.

                               POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Thomas M. Zurek, Robert F. Herbert, Jr. and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, American General Life Insurance Company Separate Account VL-R, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 12th day of November, 1999.

                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY SEPARATE ACCOUNT VL-R
                              (Registrant)

                              BY:   AMERICAN GENERAL LIFE
                                    INSURANCE COMPANY
                                    (On behalf of the Registrant and itself)


                                    BY: /s/  ROBERT F. HERBERT, JR.
                                        ---------------------------
                                           Robert F. Herbert, Jr.
                                           Senior Vice President
[SEAL]
ATTEST:     /s/ JULIE A. COTTON
           ----------------------
               Julie A. Cotton
               Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title                        Date
---------                             -----                        ----


/s/ RONALD H. RIDLEHUBER       Principal Executive Officer     November 12, 1999
---------------------------         and Director
(Ronald H. Ridlehuber)



/s/ ROBERT F. HERBERT, JR.     Principal Financial and        November 12, 1999
---------------------------     Accounting Officer
(Robert F. Herbert, Jr.)          and Director

Signature                             Title                        Date
---------                             -----                        ----


/s/ DONALD W. BRITTON                Director                November 12, 1999
---------------------------
(Donald W. Britton)



/s/ DAVID A. FRAVEL                  Director                November 12, 1999
--------------------------
(David A. Fravel)



/s/ ROYCE G. IMHOFF, II              Director                November 12, 1999
--------------------------
(Royce G. Imhoff, II)



/s/ JOHN V. LAGRASSE                 Director                November 12, 1999
--------------------------
(John V. LaGrasse)




/s/ RODNEY O. MARTIN, JR.            Director                November 12, 1999
---------------------------
(Rodney O. Martin, Jr.)



/s/ GARY D. REDDICK                  Director                November 12, 1999
--------------------------
(Gary D. Reddick)



/s/ THOMAS M. ZUREK                  Director                November 12, 1999
--------------------------
(Thomas M. Zurek)

EXHIBIT INDEX

The following exhibits:

     1.  Exhibits required by Article IX, paragraph A of Form N-8B-2:

         (1)(a) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

         (1)(b) Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of variable life insurance standards of suitability and conduct. (1)

         (2)            Not applicable.

         (3)(a) Amended and Restated Distribution Agreement between American General Securities Incorporated and American General Life Insurance Company effective January 15, 1999. (12)

         (3)(b)         Form of Selling Group Agreement. (6)

         (3)(c) Schedule of Commissions (incorporated by reference from the text included under the heading "Distribution of the Policies" in the prospectus that is filed as part of this Registration Statement).

         (4)            Not applicable.

         (5) Form of the "Platinum Investor Survivor" Variable Universal Life Insurance Policy (Policy Form No. 99206). (Filed herewith)

         (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

         (6)(b) Bylaws of American General Life Insurance Company, adopted January 22, 1992. (3)

         (6)(c) Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

         (7)            Not applicable.

         (8)(a)(i) Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

         (8)(a)(ii) Amendment Three to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated dated as of January 1, 2000. (12)

         (8)(b)(i) Form of Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company. (10)

         (8)(b)(ii) Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company and American General Life Insurance Company dated as of July 21, 1998, with Schedule B providing for Policy as of July 1, 2000. (12)

         (8)(c)(i) Form of Participation Agreement Between American General Life Insurance Company and Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

         (8)(c)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. dated December 1, 1998. (8)

         (8)(d)(i) Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

         (8)(d)(ii) Amendment Three to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company dated December 1, 1998. (12)

         (8)(e)(i) Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (9)

         (8)(e)(ii) Amendment One to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc., and Miller Anderson & Sherrerd LLP. (11)

         (8)(e)(iii) Amendment Six to Participation Agreement Among Morgan Stanley Dean Witter Universal Funds, Inc., Van Kampen Distributors, Inc., Morgan Stanley Dean Witter Investment Management Inc., Miller Anderson & Sherrerd, LLP, American General Life Insurance Company, and American General Securities Incorporated. (12)

         (8)(f) Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

         (8)(g)(i) Form of Participation Agreement Among American General Life Insurance Company, American General Securities Incorporated, SAFECO Resources Series Trust, and Safeco Securities, Inc. (6)

         (8)(g)(ii) Amendment Three to Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust dated as of January 1, 2000. (12)

         (8)(h)(i) Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

         (8)(h)(ii) Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

         (8)(h)(iii) Amendment Five to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Distributors, Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company, and American General Securities Incorporated. (12)

         (8)(i) Form of Administrative Services Agreement between American General Life Insurance Company and fund distributor. (5)

         (8)(j) Form of Administrative Services Agreement between American General Life Insurance Company, Miller Anderson & Sherrard LLP and Morgan Stanley Dean Witter Investment Management Inc. (12)

         (8)(k) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company. (12)

         (8)(l) Form of Administrative Service Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (12)

         (8)(m) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-
                        3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies. (7)

         (8)(n)         Administrative Services Agreement dated as of
                        June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc. (4)

         (8)(o)(i)      Administrative Services Agreement dated as of
                        August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (4)

         (8)(o)(ii) Amendment to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company to the Dreyfus Corporation effective as of December 1, 1998. (4)

         (9)            Not applicable.

         (10)(a)        Multiple Insured Life Insurance Application - Part A.
                        (Filed herewith)

         (10)(b)        Multiple Insured Life Insurance Application - Part B.
                        (Filed herewith)

         (10)(c) Medical Exam Form Life Insurance Application. (Filed herewith)

         (10)(d) Variable Universal Life Insurance Supplemental Application. (Filed herewith)

         (10)(e)        Product specific Service Request Form.  (Filed herewith)


     Other Exhibits

         2(a) Opinion and Consent of Pauletta P. Cohn, Associate General Counsel of American General Life Companies. (12)

         2(b) Opinion and Consent of American General Life Insurance Company's actuary. (12)

         3              Not applicable.

         4              Not applicable.

         5              Financial Data Schedule. (Not applicable)

         6              Consent of Independent Auditors. (12)

         7              Powers of Attorney.  (Included in the signature pages)

         27 Financial Data Schedule. (Inapplicable, because no financial statements of the Separate Account are being filed herewith)

/1/ Incorporated herein by reference to the initial filing of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on December 18, 1997.

/2/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on October 16, 1991.

/3/ Incorporated herein by reference to the filing of Post-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 33-43390) of Separate Account D of American General Life Insurance Company on April 30, 1992.

/4/ Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on January 15, 1999.

/5/ Incorporated by reference to the filing of Pre-Effective Amendment No. 3 of the Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R on August 19, 1998.

/6/ Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R on March 23, 1998.

/7/ Incorporated by reference to the filing of Pre-Effective Amendment No. 23 to the Form N-4 Registration Statement of American General Life Insurance Company's Separate Account A (File No. 33-44745) on April 24, 1998.

/8/ Incorporated by reference to the filing of the Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D on March 18, 1999.

/9 /Incorporated by reference to Post-Effective Amendment No. 12 to Registrant's Form N-4 Registration Statement (File No. 33-43390) filed on April 30, 1997.

/10 /Incorporated by reference to Pre-Effective Amendment No. 1 of the Form N-4 Registration Statement (File No. 333-40637) of Separate Account D of American General Life Insurance Company on February 12, 1998.

/11 /Incorporated by reference to the filing of Pre-Effective Amendment No. 1 of the Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company on August 25, 1999.

/12/ To be filed by Amendment.